Exhibit 99.3

AMENDMENT NO. 1 TO THE
PARNELL PHARMACEUTICALS HOLDINGS LTD
2014 OMNIBUS EQUITY INCENTIVE PLAN

WHEREAS, Parnell Pharmaceuticals Holdings Ltd, an Australian company limited by shares (“Parnell”), previously established the Parnell Pharmaceuticals Holdings Ltd 2014 Omnibus Equity Incentive Plan, effective on 3 June, 2014 (the “Plan”), in order to attract and retain management and other personnel and key service providers, motivate management with growth-related incentives to achieve long-range goals, and further the alignment of interests of participants with those of the shareholders of Parnell; and

WHEREAS, the Compensation Committee of the Board of Directors, in its role as Administrator of the Plan, has recommended that the Plan be amended to provide for an annual increase in the Share Pool (as defined in the Plan) to ensure that the Plan has adequate Ordinary Shares available to carry out its long-term purposes; and

WHEREAS, this Amendment is subject to approval by the shareholders of Parnell and will take effect only upon their adoption of the Amendment at Parnell’s Annual General Meeting of shareholders scheduled to be held on 21 April, 2015.

NOW, THEREFORE, the Plan is hereby amended, effective 21 April, 2015, as follows:

1.   Amendment of Section 5(a).  Section 5, Shares Issuable Pursuant to Awards, is amended by deleting subsection (a) in its entirety and adding the following language in its place:

(a)        Initial Share Pool.  Subject to adjustment from time to time as provided in Sections 5(b) and 10 of the Plan, the number of Ordinary Shares issuable pursuant to Awards that may be granted under the Plan (the “Share Pool”) shall be 3,000,000 shares.  Nothing herein shall require the Administrator to grant Awards covering the entirety of the Share Pool within any specified period or prior to the Plan’s termination.

2.   Amendment of Section 5(c).  Section 5, Shares Issuable Pursuant to Awards, is amended by deleting subsection (c) in its entirety and adding the following language in its place:

(c)        ISO Limit.  Subject to adjustment pursuant to Section 10 of the Plan, the maximum number of Ordinary Shares that may be issued pursuant to share options granted under the Plan that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be 3,000,000 shares.

3. Effect of Amendment.  Except as specifically amended above, the Plan shall continue in full force and effect.

IN WITNESS WHEREOF, this Amendment No. 1 to the Parnell Pharmaceuticals Holdings Ltd 2014 Omnibus Equity Incentive Plan is hereby executed by the undersigned duly-authorized representative of Parnell Pharmaceuticals Holdings Ltd on this 21st day of April, 2015.

By:
Name:
Title:

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